UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)
Berkshire Hills Bancorp, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

084680107

(CUSIP Number)

Martin Tuchman
633 Prospect Avenue
Princeton, NJ  08540

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

February 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107	Schedule 13D/A	Page 2 of 4

	1.	Martin Tuchman
	2.	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☑
	3.	SEC use only
	4.	Source of funds (see instructions) PF
	5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
	6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 2,163,320
	8.	Shared Voting Power 57,730
	9.	Sole Dispositive Power 2,163,320
	10.	Shared Dispositive Power 57,730
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,221,050
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 6.2%[1]
	14.	Type of Reporting Person (See Instructions) IN
[1] Based on 35,671,970 shares of the Issuer's common stock outstanding as of December 9, 2016.

CUSIP No. 084680107	Schedule 13D/A	Page 3 of 4

EXPLANATORY NOTE
This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by Martin Tuchman (the "Reporting Person").  Capitalized terms used herein which are not defined herein have the meanings given to them in the Reporting Person's initial filing on Schedule 13D, previously filed with the Securities and Exchange Commission on December 12, 2016 (the "Original Schedule").  Except as set forth below in this Amendment No. 1, there have been no material changes in the facts set forth in the Original Schedule.
Item 5.   Interest in Securities of the Issuer
(a)	See Items 11 and 13 of the cover page to this Amendment No. 1.
(b)
See Items 7 through 10 of the cover page to this Amendment No. 1.  Except as set forth in Items 7 and 9 of the cover page to this Amendment No. 1, there have been no material changes in the facts set forth in Item 5, paragraph (b) of the Original Schedule.

(c)	Since the filing of the Original Schedule, the Reporting Person has affected the following transactions in the shares of common stock of the Issuer.
Date	Transaction Type	No. of Shares	Weighted Avg. Price per Share	High Price of Range	Low Price of Range
12/13/2016	Sale	10,000	$ 36.0035	$ 36.0050	$ 36.0000
12/15/2016	Sale	30,000	$ 36.2007	$ 36.4500	$ 36.0000
12/16/2016	Sale	16	$ 36.5000	$ 36.5000	$ 36.5000
12/19/2016	Sale	33,000	$ 36.5661	$ 36.7500	$ 36.4000
12/20/2016	Sale	25,548	$ 37.0005	$ 37.0050	$ 37.0000
12/22/2016	Sale	4,700	$ 37.0000	$ 37.0000	$ 37.0000
1/3/2017	Sale	4,371	$ 37.0115	$ 37.1500	$ 37.0000
1/6/2017	Sale	13,012	$ 36.3000	$ 36.3000	$ 36.3000
1/9/2017	Sale	10,000	$ 35.5000	$ 35.5000	$ 35.5000
1/10/2017	Sale	10,000	$ 35.6000	$ 35.6000	$ 35.6000
1/11/2017	Sale	1,094	$ 35.8500	$ 35.8500	$ 35.8500
1/12/2017	Sale	15,000	$ 35.0000	$ 35.0000	$ 35.0000
1/13/2017	Sale	15,000	$ 35.6575	$ 35.8750	$ 35.6000
1/18/2017	Sale	30,000	$ 34.7180	$ 34.8750	$ 34.5500
1/22/2017	Sale	19,050	$ 34.9257	$ 35.1500	$ 34.8000
1/23/2017	Sale	30,000	$ 35.0751	$ 35.1750	$ 35.0000
1/24/2017	Sale	2,000	$ 35.2500	$ 35.2500	$ 35.2500
2/2/2017	Sale	5,412	$ 35.4038	$ 35.4500	$ 35.4000
2/3/2017	Sale	4,962	$ 35.9000	$ 35.9000	$ 35.9000
2/6/2017	Sale	15,000	$ 35.9035	$ 35.9050	$ 35.9000
2/7/2017	Sale	15,000	$ 35.6007	$ 35.6500	$ 35.6000
2/9/2017	Sale	23,480	$ 35.3278	$ 35.4000	$ 35.3000
2/10/2017	Sale	3,697	$ 35.5000	$ 35.5000	$ 35.5000

All of the above listed sales were affected by the Reporting Person in open market transactions through a broker.  The Reporting Person undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 084680107	Schedule 13D/A	Page 4 of 4

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017	Martin Tuchman
Martin Tuchman